FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2010

Commission File Number: 000-31215

MIND C.T.I. LTD.

(Translation of Registrant's Name into English)

Industrial Park, Building 7, P.O.Box 144, Yoqneam 20692, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K of the registrant consists of the following Exhibit, which are attached hereto and incorporated by reference herein:
MIND CTI Filed for Court Approval for Future Dividend Distribution and Buyback Renewal .. Dated January 12, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 12, 2010

MIND C.T.I. LTD.
By Order of the Board of Directors, /s/ Monica Eisinger =================== Title: Monica Eisinger Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Filed for Court Approval for Future Dividend Distribution and Buyback Renewal

Exhibit 1

MIND CTI Filed for Court Approval for Future Dividend Distribution and Buyback Renewal

Yoqneam, Israel, January 12, 2010 -MIND C.T.I. LTD. (NasdaqGM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions, today announced an update on its buyback program and the filing for a court approval to enable future dividend distribution.

Buyback Update
In November 2008, MIND started to execute the first buyback program, of MIND ordinary shares for aggregate consideration in cash of $2.8 million. As of December 31, 2009, MIND has purchased a total of 3.2 million shares for a total consideration of approximately $2.8 million.

As previously announced, MIND's Board of Directors authorized on November 4, 2009 a new plan for the repurchase of the Company's ordinary shares in the open market, in an amount in cash of up to $1.8 million.

Under the repurchase program, share purchases may be made from time to time depending on market conditions, share price, trading volume and other factors. The repurchase may be suspended from time to time or discontinued.

Dividend Distribution Update
In July 2003, the Board of Directors had adopted our dividend policy. We have since distributed yearly cash dividends six times and one special dividend as well. We intend to continue to distribute dividends based on factors that include our cash flow, our cash position and our activities.

On December 30, 2009 the Board of Directors resolved that the Company should seek court approval formally required in order to enable a distribution for the year 2009, in an amount similar to previous years, of 20 cents per share. The Board did not yet approve the dividend itself.

Filing for Court Approval
Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a cash distribution as well as for the buyback program that is considered a distribution.

The Company filed today an application to approve both a future distribution of up to $3.7 million and the buyback of up to $1.8 million.

We expect to obtain such court approval within 8 to 12 weeks, although there is no guarantee that such approval will not be delayed or denied. Prior to paying any dividend, which is still subject to specific Board approval, the Company will issue a press release announcing the exact dividend amount, record date and distribution date.

About MIND
MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product based solutions for service providers as well as telecom expense management (call management) solutions. MIND provides a complete range of billing applications for any business model (license, managed service or complete outsourced billing service) for Wireless, Wireline, VoIP and Quad-play carriers in more than 40 countries around the world.

A global company, with over ten years of experience in providing solutions to carriers and enterprises, MIND operates from offices in the United States, UK, Romania and Israel.

For more information, visit MIND at: www.mindcti.com. The financial results can be found in the Investors section and in our Form 6-K as well.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: +972-4-993-6666
investor@mindcti.com